January 10, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the series of The RBB Fund, Inc., under the Exchange Act of 1934:

- F/m 2-Year Investment Grade Corporate Bond ETF
- F/m 3-Year Investment Grade Corporate Bond ETF
- F/m 10-Year Investment Grade Corporate Bond ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com